SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 51)

TRANSCONTINENTAL REALTY INVESTORS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

893617-20-9

(CUSIP Number)

Louis J. Corna
1603 LBJ Freeway, Suite 800
Dallas, Texas 75234
(469) 522-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

April 28, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [  ].

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893617-20-9

1. Names of Reporting Persons.
Transcontinental Realty Acquisition Corporation

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Nevada
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
1,383,226

8. Shared Voting Power
-0-

9. Sole Dispositive Power
1,383,226

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,383,226
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
16.44%
14. Type of Reporting Person
CO

CUSIP No. 893617-20-9

1. Names of Reporting Persons.
American Realty Investors, Inc.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Nevada
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
5,669,194

8. Shared Voting Power
-0-

9. Sole Dispositive Power
5,669,194

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
7,052,420
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
83.82%
14. Type of Reporting Person
CO

CUSIP No. 893617-20-9

1. Names of Reporting Persons.
EQK Holdings, Inc.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Nevada
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
-0-

8. Shared Voting Power
-0-

9. Sole Dispositive Power
-0-

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
-0-
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
0%
14. Type of Reporting Person
CO

Item 1.  Security and Issuer

This Amendment No. 51 to Statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the “Shares”) of TRANSCONTINENTAL REALTY INVESTORS, INC., a Nevada corporation (“TCI” or the “Issuer”) and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 50 (the “Amended Statement”) filed by and on behalf of the “Reporting Persons” described below and others who are no longer “Reporting Persons.”  The principal executive offices of TCI are located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234.  The CUSIP number of the Shares is 893617-20-9.

This Amendment No. 51 to Schedule 13D is being filed (i) to reflect the distribution of Shares by way of dividend to one Reporting Person by another Reporting Person, which is a wholly owned subsidiary of that Reporting Person, and (ii) to indicate the cessation as a Reporting Person of EQK Holdings, Inc., following such distribution. See items 5(c) and (e) below.

Item 2.  Identity and Background

Item 2 of the Amended Statement is hereby further amended as follows:

This Amendment is being filed on behalf of American Realty Investors, Inc. a Nevada corporation (“ARL”), EQK Holdings, Inc., a Nevada corporation ("EQK") and Transcontinental Realty Acquisition Corporation (“TRAC”).  Both EQK and TRAC are each a wholly owned subsidiary of ARL.  ARL’s Common Stock is publically held and listed and traded on the New York Stock Exchange (“NYSE”).  All of ARL, EQK and TRAC are collectively referred to as the “Reporting Persons” and each have their principal executive offices located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234.  The Reporting Persons (consisting of ARL, EQK and TRAC) may be deemed to constitute a “person” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because EQK and TRAC are each wholly owned subsidiaries of ARL.

Item 3.  Source and Amount of Funds or Other Consideration

No funds or other consideration were required in connection with the April 28, 2014, distribution of 5,669,194 Shares by EQK to ARL as a dividend at a price of $16.493748+ per share.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Amended Statement is hereby further amended as follows:

(a)           According to the latest information available from the Issuer, as of March 31, 2014, the total number of issued and outstanding Shares was believed by the Reporting Persons to be 8,413,699.  As of April 28, 2014, after giving effect to the transactions described in Item 5(c) below, the following Shares were owned directly and beneficially by the Reporting Persons set forth below:

Name	No. of Shares Owned Beneficially	Approximate % Class
ARL*+	7,052,420	83.82%
EQK*	-0-	0%
TRAC	1,383,226	16.44%
Totals	6,957,420	83.82%
_______________________
* ARL owns 5,669,194 Shares direct, having received same from EQK, a wholly owned subsidiary of ARL.

+ 1,213,226 shares are the same Shares owned by TRAC, which is a wholly owned subsidiary of ARL.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), each of the directors of ARL may be deemed to beneficially own the number of Shares owned by ARL; and each of the directors of ARL and TRAC may be deemed to beneficially own the number of Shares owned by TRAC described above. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:

Name of Director	Director of Entity	No. of Shares Beneficially Owned	% of Class
Gene S. Bertcher	TRAC	1,383,226 +	16.44%
Henry A. Butler	ARL	7,052,420*+	83.82%
Sharon Hunt	ARL	7,052,420 +	83.82%
Robert A. Jakuszewski	ARL	7,052,420*+	83.82%
Daniel J. Moos	TRAC	1,383,226*+✓	16.44%
Ted R. Munselle	ARL	7,052,420*+	83.82%
Total Units beneficially owned by Reporting Persons and individuals listed above (6 persons):		7,052,420*+	83.82%

✓ Daniel J. Moos, individually, owns 5,000 Shares which are not included in the table.

(b)           Each of the directors of ARL share voting and dispositive power over the 5,669,194 Shares held by ARL.  Each of the directors of TRAC share voting and dispositive power over the 1,383,226 Shares held by TRAC.

(c)           During the 60 calendar days ended April 28, 2014, the Reporting Persons and their executive officers and directors, as the case may be, did not engage in any transaction in the Shares or any other equity interest derivative thereof, except as follows:

•           On April 28, 2014, the Board of Directors of EQK Holdings, Inc., a wholly owned subsidiary of ARL, declared a dividend to the holder [ARL] in the amount of $102,506,259, paid in the form of delivery of shares of Common Stock of two entities at a total combined book value of $9,000,000 and the transfer and delivery of 5,669,194 Shares of Common Stock of TCI, having a book value of $93,506,259. Such dividend distribution resulted in the transfer of 5,669,194 Shares of Common Stock of TCI at a value of $16.49+ per share to ARL, and, upon such transfer, EQK ceased to be a Reporting Person.

Although not occurring during the 60 calendar days ended April 28, 2014, during December 2012, a bank, which held 75,000 Shares of TCI Common Stock as an accommodation pledge by EQK for a loan to another entity, foreclosed upon such 75,000 Shares and sold such 75,000 Shares into the open market. The result of such transaction reduced, at that time, the number of Shares of TCI Common Stock then owned by EQK from 5,744,194 Shares down to 5,669,194 Shares, which were distributed direct to ARL by EQK by way of a dividend on April 28, 2014.

(d)           Not applicable.

(e)           On April 28, 2014, EQK ceased to be a Reporting Person following EQK’s disposition of all Shares then owned by it (5,669,194 Shares) through a dividend distribution to ARL, as the holder of all of the issued and outstanding Common Stock of EQK.

Item 6.  Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer

Item 6 of the Amended Statement is hereby further amended to read as follows:

TRAC made accommodation pledges for loans to others to Armed Forces Bank (755,000 Shares), Robert Grubin (200,000 Shares), and Scott Kim (200,000 Shares).

ARL’s receipt of the Shares dividended to ARL by EQK is subject to a prior pledge by EQK of 1,391,927 Shares as collateral for a loan of $4,000,000 made to EQK on February 10, 2014, by Tacco Financial, Inc., a Nevada corporation. Such Loan is evidenced by a Promissory Note, dated February 10, 2014, issued by EQK, payable to the order of Tacco Financial, Inc.

ARL’s receipt of the Shares dividended to ARL by EQK is also subject to accommodation pledges previously made by EQK for loans to others to Consolidated National Corporation (438,600 Shares), Armed Forces Bank (418,207 Shares), Barbara and Anita Laken (71,079 Shares), Elizabeth Shillington (161,959 Shares), Shinhan Bank (1,627,363 Shares), Beal Bank (150,000 Shares), and First NBC Bank (640,000 Shares).

Of the remaining Shares transferred by dividend to ARL, 383,991 may be deemed to be “collateral” for borrowings pursuant to margin or other account arrangements with bankers and brokerage firms relating to brokerage accounts. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities.  Such arrangements exist with the Shares and other securities held in such accounts, and it is impracticable at any given time to determine the amounts, if any, with respect to the Shares, and interest costs under such arrangements may vary with applicable costs and account balances.

Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss, or the giving or withholding of proxies.

SIGNATURES

After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in This Amendment No. 51 to Statement on Schedule 13D is true, complete, and correct.

Dated: May 1, 2014

AMERICAN REALTY INVESTORS, INC.

By: /s/ Louis J. Corna
Louis J. Corna, Executive Vice President
and Secretary

EQK HOLDINGS, INC.

By: /s/ Daniel J. Moos
Daniel J. Moos, President, Treasurer and
Secretary

TRANSCONTINENTAL REALTY ACQUISITION CORPORATION

By: /s/ Daniel J. Moos
Daniel J. Moos, President